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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE PANTRY, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

698657 10 3

(CUSIP Number)

FS Equity Partners III, L.P.
FS Equity Partners International, L.P.
FS Equity Partners IV, L.P.
11100 Santa Monica Blvd.
Suite 1900
Los Angeles, California 90025
Attn: William M. Wardlaw
(310) 444-1822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OBM control number.

CUSIP No.        698657    10    3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,468,762 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,468,762

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,468,762

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 46.3%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.        698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,468,762 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,468,762

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,468,762

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 46.3%

14.	Type of Reporting Person (See Instructions) PN

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C 1001)

CUSIP No.        698657    10    3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,468,762 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,468,762

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,468,762

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 46.3%

14.	Type of Reporting Person (See Instructions) CO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.    698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners International, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 381,072 9. Sole Dispositive Power 0 10. Shared Dispositive Power 381,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.9%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS&Co. International, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (b) ☒ (a) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 381,072 9. Sole Dispositive Power 0 10. Shared Dispositive Power 381,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.9%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.     698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS International Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 381,072 9. Sole Dispositive Power 0 10. Shared Dispositive Power 381,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.9%

14.	Type of Reporting Person (See Instructions) CO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.        698657    10    3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,311,704 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,311,704

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,311,704

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 21.1%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.        698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,311,704 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,311,704

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,311,704

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 21.1%

14.	Type of Reporting Person (See Instructions) OO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item	1. Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to The Pantry, Inc., a Delaware corporation (the “Issuer”) on December 20, 1999 and Amendment No. 1 with respect thereto, as filed with the Commission on April 7, 2000 (the Schedule 13D, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item	3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by the adding the following paragraph:

As of December 4, 2002, FSEP IV beneficially owned 4,311,704 shares of Issuer Common Stock. Since March 16, 2000, FSEP IV has made the following purchase and sale commitments of Issuer Common Stock in private party arrangements:

Date of Purchase Commitment[1]	Number of Shares	Purchase Price
11/25/02	1,756,014	$1.95

Date of Sale Commitment[2]	Number of Shares	Sale Price
12/02/02	270,000	$1.95

The purchase price for the foregoing private party transaction will be obtained through an equity capital call from the limited partners of FSEP IV and the proceeds of the sales referenced above.

1On November 25, 2002, FSEP IV entered into an irrevocable purchase contract whereby it agreed to purchase 1,756,014 shares of Issuer Common Stock on or about December 12, 2002.

2 On December 2, 2002, FSEP IV agreed to sell an aggregate of 270,000 shares of Issuer Common Stock on or about December 12, 2002.

Item 5.     Interest in the Securities of Issuer

Items 5(a)-(b) are hereby amended in their entirety as follows:

(a)-(b) The percentages of outstanding Common Stock reported in this Item 5(a) are based on the assumption that there are 20,453,597 shares of Issuer Common Stock outstanding, which is based upon 18,107,597 shares of Issuer Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 27, 2002 as filed with the Securities and Exchange Commission on August 12, 2002 and 2,346,000 shares of Issuer Common Stock issuable upon the exercise of warrants.

As of December 4, 2002, each of the Filing Persons may be deemed to be the beneficial owner of 90,729 shares of Issuer Common Stock that are issuable on the exercise of warrants held by FSEP International, 2,255,271 shares of Issuer Common Stock that are issuable on the exercise of warrants held by FSEP III, 7,213,491 shares of Issuer Common Stock held by FSEP III, 290,343 shares of Issuer Common Stock held by FSEP International and 4,311,704 shares of Issuer Common Stock held by FSEP IV, which in the aggregate represents approximately 69.2% of the outstanding Issuer Common Stock. FSEP III, Capital Partners and Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP IV. FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP III and FSEP IV. FSEP IV and Capital Partners LLC disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP III.

The responses of the Filing Persons to Items (7) through (11) of the portions of the cover pages of this Schedule 13D which relate to the shares of Common Stock beneficially owned are herein incorporated by reference.

Item 5(c) is hereby supplemented by the adding the following paragraph:

(c) As described in Item 3, since March 16, 2000, FSEP IV has made the following purchase and sale commitments of Issuer Common Stock in private party arrangements:

Date of Purchase Commitment[3]	Number of Shares	Purchase Price
11/25/02	1,756,014	$1.95

3On November 25, 2002, FSEP IV entered into an irrevocable purchase contract whereby it agreed to purchase 1,756,014 shares of Issuer Common Stock on or about December 12, 2002.

Date of Sale Commitment[4]	Number of Shares	Sale Price
12/02/02	270,000	$1.95

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Please see footnotes 1 and 2 of Item 3 and footnotes 3 and 4 of Item 5, which are incorporated herein by reference.

Item	7. Material to be Filed as Exhibits

None.

4On December 2, 2002, FSEP IV agreed to sell an aggregate of 270,000 shares of Issuer Common Stock on or about December 12, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2002	FS EQUITY PARTNERS III, L.P., a Delaware limited partnership

	By:	FS Capital Partners, L.P.
	Its:	General Partner

	By:	FS Holdings, Inc.
	Its:	General Partner

	By:	/s/ William M. Wardlaw
William M. Wardlaw Title: Vice President

FS CAPITAL PARTNERS, L.P., a California limited partnership

	By:	FS Holdings, Inc.
	Its:	General Partner

	By:	/s/ William M. Wardlaw
William M. Wardlaw Title: Vice President

FS HOLDINGS, INC., a California corporation

	By:	/s/ William M. Wardlaw
William M. Wardlaw Title: Vice President

FS EQUITY PARTNERS INTERNATIONAL, L.P., a Delaware limited partnership

By:	FS&CO. International, L.P.
Its:	General Partner

By:	FS&Co. International Holdings Limited
Its:	General Partner

By:	/s/ William M. Wardlaw
William M. Wardlaw Title: Vice President

FS&CO. INTERNATIONAL, L.P., a Cayman Islands limited partnership

By:	FS International Holdings Limited
Its:	General Partner

By:	/s/ William M. Wardlaw
William M. Wardlaw Title: Vice President

FS INTERNATIONAL HOLDINGS LIMITED, a Cayman Islands exempt corporation

By:	/s/ William M. Wardlaw
William M. Wardlaw Title: Vice President

FS EQUITY PARTNERS IV, L.P., a Delaware limited partnership

By:	FS Capital Partners LLC
Its:	General Partner

By:	/s/ William M. Wardlaw
William M. Wardlaw Title: Vice President

FS CAPITAL PARTNERS LLC, a Delaware limited liability company

By:	/s/ William M. Wardlaw
William M. Wardlaw Title: Vice President